FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                      For the month of December 2003
                              10 December 2003


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)


                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing 'Rating Upgrades' released on
                10 December 2003




press release

                                                               10 December 2003


                       BRITISH SKY BROADCASTING GROUP PLC

                   BSkyB welcomes return to Investment Grade

British Sky Broadcasting Group plc ("BSkyB") welcomes the announcements by Standard & Poor's on 8 December 2003 and Moody's Investors Service on 9 December 2003, increasing the Company's credit ratings to BBB- and Baa3 respectively. The outlook for both these ratings is 'Stable'. As a result of these rating upgrades, the Company's debt has moved from Speculative Grade to Investment Grade.


As at 30 September 2003, BSkyB's net debt was GBP1,034 million, a reduction of GBP799 million since the Company turned cashflow positive in January 2002.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 10 December 2003                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary